780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

April 23, 2012

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Baird Funds, Inc.
Form N-1A (Registration Nos.: 333-40128, 811-09997)

Dear Ms. Browning:

The purpose of this letter is to supplement the response letter dated April 12, 2012 for Baird Funds, Inc. (the “Company”) with respect to the Baird SmallCap Value Fund (the “Fund”).  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Company’s registration statement filed with respect to the Fund on February 1, 2012.

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we discussed during our telephone conference on April 20, 2012, the Advisor has determined to include interest expense and the fees and expenses incurred by the Fund in connection with the Fund’s investments in other investment companies, if any, as part of the expense cap/reimbursement agreement.  Accordingly, the Company’s responses to comments #1 and #2 as set forth in the previous response letter are amended and restated as follows:

1.

Comment:  Please clarify the expense reimbursement agreement relating to the presentation of Acquired Fund Fees and Expenses (AFFE) in the fee table.  If AFFE are not applicable, omit the reference to the expense reimbursement agreement in footnote two.  If they are applicable, include in the fee table (as part of “Other Expenses” or as a separate line item if over one basis point).

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission

April 23, 2012

Response:  The Fund does not expect to incur AFFE and accordingly, AFFE have not been included as part of the Fund’s expenses in the fee table.  If AFFE are incurred in the future, such expenses will be presented in the fee table in accordance with Item 3 of Form N-1A.  The Advisor will reimburse any AFFE incurred by the Fund as part of the expense cap/reimbursement agreement.  Footnote two of the fee table has been modified to reflect the fact that AFFE are included in the expense cap/reimbursement agreement.

2.

Comment:  Is interest carved out of the expense cap agreement?  If so, add to the footnote in the fee table.  If not, add disclosure elsewhere.

Response:  Interest is not carved out of the expense cap agreement, and the footnote has been modified accordingly.  However, the Fund does not expect to incur significant interest expense.

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Please call me at (414) 287-9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen Drought

Ellen Drought

cc:  Working Group